UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CHINA PRECISION STEEL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

16941J 10 6
(CUSIP Number)

Wo Hing Li
123 Laodong Road, Xuhang Town
Jiading District, Shanghai, PRC 201809
852-2543 8223
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wo Hing Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong
	7	SOLE VOTING POWER

		19,874,050
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		19,874,050
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,874,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.30% (1)
14	TYPE OF REPORTING PERSON

IN
(1) This percentage assumes 45,896,288 shares of the Issuer’s common stock outstanding, as of February 14, 2008, as reported in the Issuer’s most recent Quarterly Report filed on Form 10-Q on February 14, 2008.

Item 1. Security and Issuer.

        The name of the issuer is China Precision Steel, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong. This statement relates to Issuer’s common stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)-(f).     This Schedule 13D is being filed by Wo Hing Li, a citizen of Hong Kong (the “Reporting Person”). The Reporting Person’s principal occupation is as Chairman of the Board, Chief Executive Officer and President of the Issuer. The address at which his occupation is conducted is 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong.

        During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities acquired by the Reporting Person and reported in this Statement (the "Shares") were acquired on December 28, 2006 under the terms of a Stock Exchange Agreement by and among the Issuer, Partner Success Holdings Limited, a British Virgin Islands international business company ("PSHL") and each of the shareholders of PSHL, dated as of March 31, 2006, as amended by the parties on July 20, 2006 and as further amended by the parties on October 21, 2006 (hereinafter collectively referred to as the "Exchange Agreement"). Under the Exchange Agreement, the Shares were issued to the Reporting Person as consideration in exchange for the Issuer's acquisition of all 50,000 issued and outstanding shares of common stock of PSHL.

Item 4. Purpose of Transaction.

(a)          The Reporting Person entered into a private Stock Purchase Agreement, made and entered into as of March 14, 2008, by and between the Reporting Person and accredited investor Lucksville Investment Limited, a British Virgin Islands company (the “Purchaser”). The first closing of the Stock Purchase Agreement occurred on March 20, 2008 at which time the Reporting Person sold and Purchaser purchased 750,000 shares of common stock owned by the Reporting Person at a price of $3.601 per share. The first closing was reported on Amendment number 3 to Schedule 13D filed by the Reporting Person with the SEC on March 28, 2008. The second closing of the Stock Purchase Agreement occurred on April 9, 2008, to which this Amendment to Schedule 13D relates, at which time the Reporting Person sold and Purchaser purchased an additional 750,000 shares of common stock owned by the Reporting Person at a price of $3.601 per share.

In addition, as disclosed on Form 8-K/A filed by the Issuer on March 14, 2008, the Reporting Person entered into a Stock Purchase Agreement on March 13, 2008, with certain accredited investors Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., and Enable Growth Partners LP (the “Purchasers”), whereby Reporting Person agreed to sell up to 3,524,810 shares of his stock of the Issuer to the Purchasers at a price to be determined pursuant to certain Triggering Events as described in the Stock Purchase Agreement. In connection with the Stock Purchase Agreement, Reporting Person and certain Purchasers also entered into an Escrow Agreement and a Registration Rights Agreement, each executed on March 13, 2008.

(b)-(j) Not Applicable.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 19,874,050 shares of the Issuer’s common stock. Reporting Person’s holdings represent 43.30% of the outstanding shares of the Issuer’s common stock, assuming 45,896,288 shares of the Issuer’s common stock outstanding as of February 14, 2008, as reported in the Issuer’s most recent Quarterly Report filed on Form 10-Q on February 14, 2008.

(b)	The Reporting Person has the sole power to vote and dispose of 19,874,050 shares.

(c)
The Reporting Person effected a transaction in the Issuer’s securities within the past 60 days as disclosed in Item 4(a) above and on Schedule 13D/A filed by the Reporting Person with the SEC on March 28, 2008.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 4 filed concurrently with this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

   The following documents are hereby filed as Exhibits to this Schedule 13D:

1.  *Stock Purchase Agreement, made and entered into as of March 14, 2008 and closed on March 20, 2008 and on April 9, 2008, by and between the Reporting Person (the “Seller”) and Lucksville Investment Limited, a British Virgin Islands company (the “Purchaser”) (incorporated by reference to the current report on Schedule 13D/A filed by the Reporting Person on March 28, 2008).

2.  *Stock Purchase Agreement, dated as of March 13, 2008, among the Reporting Person (the “Seller”), and Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., and Enable Growth Partners LP (collectively, the “Purchasers”) (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K/A filed by the Issuer on March 14, 2008).

3.  *Escrow Agreement, dated as of March 13, 2008, by and among the Reporting Person, certain Purchasers and Tri-State Title & Escrow, LLC (the “Escrow Agent”) (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K/A filed by the Issuer on March 14, 2008).

4.  *Registration Rights Agreement, dated as of March 13, 2008, among the Reporting Person (the “Seller”), and Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., and Enable Growth Partners LP (collectively, the “Purchasers”) (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K/A filed by the Issuer on March 14, 2008).

5.  *Stock Exchange Agreement by and among the Issuer, PSHL and each of the shareholders of PSHL, dated as of March 31, 2006, and as amended by the parties on July 20, 2006, and as further amended by the parties on October 21, 2006 (incorporated by reference to Issuer's Definitive Schedule 14A Proxy Statement, filed by the Issuer on November 22, 2006).

*Incorporated by Reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2008

/s/Wo Hing Li
Wo Hing Li